June 18, 2008	Jacob E. Comer
(617) 951-7913
jacob.comer@ropegray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Post-Effective Amendment No. 33 to Registration Statement on Form N-1A

File Nos. 811-05199, 033-14954

Dear Sir or Madam:

Enclosed for filing on behalf of the Registrant is post-effective amendment no. 33 to the registration statement of the Registrant on Form N-1A (the “Amendment”). The amendment is being filed for the purpose of adding the newly-formed Columbia Select Large Cap Growth Fund, Variable Series, Columbia Select Opportunities Fund, Variable Series and Columbia Value and Restructuring Fund, Variable Series series of the Registrant (each a “New Fund”) and collectively, the “New Funds”) to its registration statement on Form N-1A.

No fees are required in connection with this filing.

In addition to Part C and other ancillary materials, the Amendment includes: (i) the prospectuses (the “Prospectuses”) for Class A and Class B shares of each New Fund and (ii) the Statement of Additional Information (the “SAI”) of the New Funds.

Please direct any questions regarding the enclosed materials to the undersigned at (617) 951-7913.

Sincerely,

/s/ Jacob E. Comer
Jacob E. Comer

cc:	Peter T. Fariel, Esq.

Brian McCabe, Esq.